# Cash Flow

**CA Draft Tech**

Date Range: Jan 01, 2018 to Dec 31, 2018



| CASH INFLOW AND OUTFLOW | Jan 01, 2018 to Dec 31, 2018 |
|---|---:|
| **Operating Activities** | |
| **Sales** | |
| Labor Income | $30.00 |
| Rental Income | $130.00 |
| Sales | $7,569.16 |
| Merchant Account Fees | -$76.16 |
| Uncategorized Income | $2,832.21 |
| **Total Sales** | **$10,485.21** |
| **Purchases** | |
| Computer – Internet | -$733.90 |
| Repairs & Maintenance | -$144.19 |
| Utilities | -$1.75 |
| Uncategorized Expense | -$7,062.87 |
| **Total Purchases** | **-$7,942.71** |
| **Inventory** | |
| **Payroll** | |
| **Sales Taxes** | |
| **Other** | |
| **Net Cash from Operating Activities** | **$2,542.50** |

## Investing Activities

| | |
|---|---|
| Property, Plant, Equipment | |
| Other | |
| **Net Cash from Investing Activities** | **$0.00** |

## Financing Activities

| | |
|---|---|
| Loans and Lines of Credit | |
| Owners and Shareholders | |
| Other | |
| **Net Cash from Financing Activities** | **$0.00** |

## OVERVIEW

### Starting Balance

| | |
|---|---|
| BUSINESS FUNDAMENTALS CHK | $0.00 |
| Payments by Wave | $0.00 |
| **Total Starting Balance** | **$0.00** As of 2018-01-01 |
| Gross Cash Inflow | $10,561.37 |
| Gross Cash Outflow | $8,018.87 |
| **Net Cash Change** | **$2,542.50** |

### Ending Balance

| | |
|---|---|
| BUSINESS FUNDAMENTALS CHK | $2,542.50 |
| Payments by Wave | $0.00 |
| **Total Ending Balance** | **$2,542.50** As of 2018-12-31 |